Exhibit 21.1

Greenland Technologies Holding Corporation

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation

Zhongchai Holding (HK) Limited	Hong Kong

Greenland Technologies Corporation	Delaware

Hangzhou Greenland Energy Technologies Co., Ltd.	People’s Republic of China

Shanghai Hengyu Business Management Consulting Co., Ltd.	People’s Republic of China

Zhejiang Zhongchai Machinery Co., Ltd.	People’s Republic of China

Zhejiang Shengte Transmission Machinery Co., Ltd.	People’s Republic of China